September 20, 2019

Jinnan Lai
Chief Executive Officer
LIZHI INC.
Yangcheng Creative Industry Zone
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The Peoples Republic of China

       Re: LIZHI INC.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted September 12, 2019
           CIK No. 0001783407

Dear Mr. Lai:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary
Overview, page 1

1. You state that you are "the largest interactive audio entertainment platform and the second largest online audio platform in China in terms of average total MAUs" for the periods specified. To provide additional context to these claims, please provide quantitative disclosure, such as market size and your market share, with respect to each platform. In addition, please revise your disclosure to explain in layman's terms how the interactive audio entertainment platform and online audio platform differ. Consider disclosing your
 Jinnan Lai
LIZHI INC.
September 20, 2019
Page 2
      competitors within each group to clarify the nature of each business line.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

2. Revise to remove the pro forma balance sheet as of December 31, 2018. In this regard, pro forma balance sheet information should only be reflected for the latest balance sheet included in the filing. Similar concerns apply to pages 15 and 84. Unaudited Interim Condensed Consolidated Financial Statements
Notes to the Unaudited Interim Condensed Consolidated Financial Statements, page F-60

3. Revise to disclose the specific date through which subsequent events were evaluated for the June 30, 2019 interim financial statements. Refer to ASC 855-10-50-1.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine
Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 with any other questions.



                                                            Sincerely,

FirstName LastNameJinnan Lai                                Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameLIZHI INC.
                                                            and Services
September 20, 2019 Page 2
cc:       Kevin Zhang
FirstName LastName